UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

Adaptec, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

00651F108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00651F108

1	NAME OF REPORTING PERSON STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,540,268
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 19,540,268
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,540,268
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 00651F108

1	NAME OF REPORTING PERSON STEEL PARTNERS II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,540,268
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 19,540,268
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,540,268
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00651F108

1	NAME OF REPORTING PERSON STEEL PARTNERS II MASTER FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,540,268
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 19,540,268
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,540,268
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 00651F108

1	NAME OF REPORTING PERSON STEEL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,540,268
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 19,540,268
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,540,268
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00651F108

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,540,268
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 19,540,268
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,540,268
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00651F108

1	NAME OF REPORTING PERSON JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 - *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 - *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% *
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP NO. 00651F108

1	NAME OF REPORTING PERSON JOHN J. QUICKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 - *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 - *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% *
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP NO. 00651F108

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”).  This Amendment No. 7 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 19,540,268 Shares owned by Steel Partners II is approximately $71,856,156, including brokerage commissions.  The Shares owned by Steel Partners II were acquired with partnership funds.

Steel Partners II effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 120,922,684 Shares outstanding, which is the total number of Shares outstanding as of February 1, 2008 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2007 filed with the Securities and Exchange Commission on February 6, 2008.

As of the close of business on June 3, 2008, Steel Partners II beneficially owned 19,540,268 Shares, constituting approximately 16.2% of the Shares outstanding.  By virtue of their relationships with Steel Partners II discussed in further detail in Item 2, each of Steel GP LLC, Steel Master, Partners LLC and Warren G. Lichtenstein may be deemed to beneficially own the Shares owned by Steel Partners II.

Each of Jack L. Howard and John J. Quicke, as members of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the Shares owned by Steel Partners II.

Item 5(c) is hereby amended to add the following:

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the past sixty days.  All of such transactions were effected in the open market.

CUSIP NO. 00651F108

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 7, 2008, each of Jack L. Howard and John J. Quicke was awarded in his capacity as a director of the Issuer a Restricted Stock Unit (“RSU”) pursuant to the Issuer’s 2006 Director Plan.  Each RSU covers 16,250 Shares.  Upon vesting, each of Messrs. Howard and Quicke is entitled to receive cash from the Issuer in an amount equal to 100% of the amount of the fair market value of the Shares multiplied by the number of Shares with respect to which the RSU shall have been vested.  Each RSU vests with respect to 1/3 of the Shares underlying the RSU on December 13, 2008 and 1/12 of the Shares quarterly thereafter.  Messrs. Howard and Quicke have no rights as shareholders with respect to any Shares by virtue of the holding of the RSUs and would not become shareholders upon settlement.  The form of RSU Agreement pursuant to which these awards were made to Messrs. Howard and Quicke is referenced in Item 7 and incorporated herein by reference.

On February 7, 2008, each of Jack L. Howard and John J. Quicke was awarded in his capacity as a director of the Issuer a Stock Appreciation Right (“SAR”) pursuant to the Issuer’s 2006 Director Plan.  Each SAR covers 32,500 Shares.  Each SAR is exercisable, to the extent it has vested, at an exercise price equal to $3.28 per Share (the “Exercise Price”).  Upon exercise, each of Messrs. Howard and Quicke is entitled to receive cash from the Issuer in an amount equal to 100% of the amount by which the fair market value of the Shares on the date of exercise exceeds the Exercise Price multiplied by the number of Shares with respect to which the SAR shall have been exercised.  Each SAR vests with respect to 1/3 of the Shares underlying the SAR on December 13, 2008 and 1/12 of the Shares quarterly thereafter.  Messrs. Howard and Quicke  have no rights as shareholders with respect to any Shares by virtue of the holding of the SARs and would not become shareholders upon settlement.  The form of SAR Agreement pursuant to which these awards were made to Messrs. Howard and Quicke is referenced in Item 7 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Form of Stock Appreciation Right Award Agreement (attached as Exhibit 10.03 to the Form 8-K filed by Adaptec, Inc. on February 11, 2008).

99.2	Form of Restricted Stock Unit Agreement (attached as Exhibit 10.04 to the Form 8-K filed by Adaptec, Inc. on February 11, 2008).

CUSIP NO. 00651F108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2008	STEEL PARTNERS II, L.P.

	By:	Steel Partners II GP LLC General Partner

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS II GP LLC

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS II MASTER FUND L.P.

By:	Steel Partners II GP LLC General Partner

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS LLC

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Manager

/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for Warren G. Lichtenstein

CUSIP NO. 00651F108

/s/ Jack L. Howard
JACK L. HOWARD

/s/ John J. Quicke
JOHN J. QUICKE

CUSIP NO. 00651F108

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Class of Security	Securities Purchased	Price ($)	Date of Purchase

STEEL PARTNERS II, L.P.

Common Stock	125,783	2.8187	05/12/08
Common Stock	75,000	2.8400	05/12/08
Common Stock	27,871	2.9212	05/13/08
Common Stock	154,600	2.9532	05/13/08
Common Stock	22,767	2.9754	05/14/08
Common Stock	50,000	2.9800	05/14/08
Common Stock	100	2.9900	05/15/08
Common Stock	150,000	2.9967	05/15/08
Common Stock	150,000	3.0833	05/16/08
Common Stock	32,014	3.0636	05/16/08
Common Stock	43,091	3.1500	05/19/08
Common Stock	77,300	3.1500	05/19/08
Common Stock	39,416	3.1500	05/19/08
Common Stock	95,255	3.1497	05/28/08
Common Stock	89,000	3.1500	05/28/08
Common Stock	70,973	3.1998	05/30/08
Common Stock	54,013	3.1500	06/02/08
Common Stock	100,000	3.1500	06/02/08
Common Stock	17,500	3.1500	06/02/08
Common Stock	5,701	3.1495	06/03/08

STEEL PARTNERS II GP LLC

None

CUSIP NO. 00651F108

STEEL PARTNERS II MASTER FUND L.P.

None

STEEL PARTNERS LLC

None

WARREN G. LICHTENSTEIN

None

JACK L. HOWARD

None

JOHN J. QUICKE

None